United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 21, 2015

Fidelity National Information Services, Inc.

(Exact name of Registrant as Specified in its Charter)

Georgia	1-16427	37-1490331
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(Addresses of Principal Executive Offices)

(904) 438-6000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Sixth Amendment of the Credit Agreement.

On August 21, 2015, Fidelity National Information Services, Inc. (“FIS”), the other financial institutions party thereto as lenders, certain financial institutions as swing line lenders and letter of credit issuers and JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), entered into an Amendment Agreement to the Fifth Amended and Restated Credit Agreement dated as of August 21, 2015 (the “Amendment Agreement”). Under the Amendment Agreement, the Amended and Restated Credit Agreement dated as of January 18, 2007 (as amended and restated as of June 29, 2010, supplemented by the Joinder Agreement dated as of July 16, 2010, and further amended and restated as of December 19, 2011, as of March 30, 2012, as of April 23, 2013 and as of December 18, 2014), among FIS and certain subsidiaries of FIS party thereto from time to time, as borrowers, the Administrative Agent, and certain other parties thereto (the “Existing Credit Agreement”), was further amended by the Amendment Agreement dated as of August 21, 2015 (the “Amended Credit Agreement”).

The Amendment Agreement amends the Existing Credit Agreement to: (i) adjust the maximum leverage ratio covenant (the “Maximum Leverage Ratio”) to (x) increase the Maximum Leverage Ratio to 4.25x as of the closing date (the “SunGard Closing Date”) of FIS’s pending acquisition of SunGard, a Delaware corporation (the “SunGard Acquisition”) with step-downs to 3.50x thereafter and (y) provide that any debt raised to finance the SunGard Acquisition shall be ignored for purposes of calculating the Maximum Leverage Ratio until the SunGard Closing Date (or, if the SunGard Closing Date will not occur, the 35th day after the termination of the Agreement and Plan of Merger, dated as of August 14, 2015, filed as Exhibit No. 2.1 to the 8-K filed by FIS on August 12, 2015); (ii) specify that the borrowing of revolving loans to finance the SunGard Acquisition on the Closing Date shall be subject to limited conditionality customary in acquisition financings; (iii) provide that, under certain circumstances, if the SunGard Notes remain in place following the SunGard Closing Date of the SunGard Acquisition, the issuer of the SunGard Notes will provide a springing guaranty of the Amended Credit Agreement that will become effective on the 90th day after the SunGard Closing Date; and (iv) make certain other revisions to the Existing Credit Agreement.

All loans under the Amended Credit Agreement will bear interest at a rate that varies according to a ratings-based pricing grid. In addition, the revolving credit commitments are subject to a commitment fee on the unused portion of such commitments based on a ratings-based pricing grid.

The foregoing descriptions of the Amendment Agreement and the Amended Credit Agreement are qualified in their entirety by reference to the actual terms of such documents, copies of which are attached as Exhibit 10.1 (with respect to the Amendment Agreement and, through its Annex A, the Amended Credit Agreement) to this report and are incorporated by reference into this Item 1.01.

Additional Information for SunGard Stockholders

In connection with the proposed transaction, FIS currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of SunGard. FIS also plans to file other relevant materials with the SEC. STOCKHOLDERS OF SUNGARD ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS TO BE CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of SunGard at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from FIS at www.fisglobal.com or by emailing

info.investorrelations@fisglobal.com. Such documents are not currently available. Investors and securityholders may also read and copy any reports, statements and other information filed by FIS with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment Agreement, dated as of August 21, 2015, by and among Fidelity National Information Services, Inc., certain subsidiaries of the Company party thereto, each lender party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and Bank of America, N.A., Wells Fargo Bank, National Association, HSBC Bank USA, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and U.S. Bank National Association, as Swing Line Lenders and L/C Issuers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fidelity National Information Services, Inc.

Date: August 25, 2015	By:	/s/ Marc M. Mayo
		Name:	Marc M. Mayo
		Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment Agreement, dated as of August 21, 2015, by and among Fidelity National Information Services, Inc., certain subsidiaries of the Company party thereto, each lender party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and Bank of America, N.A., Wells Fargo Bank, National Association, HSBC Bank USA, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and U.S. Bank National Association, as Swing Line Lenders and L/C Issuers